July 7, 2016
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	United States Steel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015, filed February 29, 2016
File No. 1-16811

Dear Mr. O’Brien:

United States Steel Corporation (“U. S. Steel”, “we”, “us”, “our” or the “Company”) hereby submits responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing (the “Form 10-K”), set forth in your letter dated June 22, 2016 (the “Comment Letter”).
In responding to the Comment Letter, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings, and

3.	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
Our responses to the Staff’s comments are set forth in the numbered paragraphs below and correspond to the numbered comments in the letter, with your comments presented in bold and quotation marks.

Form 10-K for Fiscal Year Ended December 31, 2015

10K Summary, page 4

1.
“We have read your response to comment 1 in our letter dated May 19, 2016. It is unclear from your response whether the comparable GAAP measures will be disclosed before the non-GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next periodic report and earnings release.”

USS1

Securities and Exchange Commission
July 7, 2016

Response:
We confirm that in future filings, we will begin the reconciliations of non-GAAP measures with the most directly comparable U.S. GAAP measure. Additionally, when a non-GAAP measure is presented in graphic or other format, the comparable U.S. GAAP measures will be presented before the non-GAAP measures.

2.
“We have read your response to comment 2 in our letter dated May 19, 2016. As previously requested, please expand your disclosures to provide substantive justification specific to your circumstances rather than boilerplate language included in your draft disclosure that clearly explains why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K.”

Response:
In future filings, U. S. Steel will revise its disclosure as underlined below to more clearly explain why adjusted EBITDA is useful to investors. Additionally, in future filings, U. S. Steel will provide similar disclosure for each of our other non-GAAP measures, including EBITDA, adjusted net earnings (loss), and adjusted net earnings (loss) per diluted share presented in our annual reports on Form 10-K and our quarterly reports on Form 10-Q. “Adjusted EBITDA, is a non-GAAP measure that excludes the effects of restructuring charges, impairment charges and losses associated with USSC that are not part of the Company’s core operations. We present adjusted EBITDA to enhance the understanding of our ongoing operating performance and established trends affecting our core operations, particularly cash generating activity, by excluding the effects of restructuring charges, impairment charges and losses associated with non-core operations that can obscure underlying trends. U. S. Steel’s management considers adjusted EBITDA useful to investors by facilitating a comparison of our operating performance to the operating performance of our competitors, many of which use adjusted EBITDA as an alternative measure of operating performance. Additionally, the presentation of adjusted EBITDA provides insight into management’s view and assessment of the Company’s ongoing operating performance, because management does not consider the adjusting items when evaluating the Company’s financial performance or in preparing the Company’s annual financial outlook. Adjusted EBITDA should not be considered a substitute for net income or other financial measures as computed in accordance with U.S. GAAP and is not necessarily comparable to similarly titled measures used by other companies.”
We will provide the following disclosure in our future annual reports on Form 10-K and our quarterly reports on Form 10-Q with respect to our Carnegie Way benefits non-GAAP measure:
“Carnegie Way benefits is a non-GAAP measure that is used as a means to quantify value creation from initiatives undertaken as part of the Carnegie Way, an entity-wide effort to drive sustainable improvements. The objective of the Carnegie Way is to focus our executives and employees throughout the organization on the factors we can control. This includes creating a lower and more flexible cost structure and building a more agile business model that will produce stronger and more consistent results across industry cycles to mitigate the financial impact of the volatility in our industry. The Carnegie Way benefits amount is useful in providing insight into our ongoing operating performance by enhancing visibility into our changing cost structure. It is provided so that both buy-side investors and sell-side analysts can refine and improve the accuracy of their financial models.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

USS2

Securities and Exchange Commission
July 7, 2016

Critical Accounting Estimates, page 62
Long-lived assets, page 65

3.
“We have read your response to comment 10 in our letter dated May 19, 2016. Please further break out the $600 million carrying value of your idled facilities between the indefinitely idled and the temporarily idled facilities.”

Response:
In our quarterly report on Form 10-Q for the period ending June 30, 2016, we will add the following underlined disclosure:

During the first half of 2016, the Company continued adjusting its operating configuration by temporarily idling production at certain of its tubular facilities. Certain other organizational realignments were also undertaken to further streamline our operational processes and reduce costs. “As of June 30, 2016, the following facilities are idled:

Indefinitely Idled:

Bellville Tubular Operations
McKeesport Tubular Operations

The carrying value of the long-lived assets associated with the indefinitely idled facilities listed above total approximately $15 million (a).

Temporarily Idled:

Lone Star Tubular
Tubular Processing
Granite City Works – Steelmaking Operations
Keetac Iron Ore Operations

The carrying value of the long-lived assets associated with the temporarily idled facilities listed above total approximately $575 million (a).”

(a) Amounts disclosed are as of March 31, 2016 and is being used as a point of reference for this response.

Liquidity, page 84

4.
“We have read your response to comment 13 in our letter dated May 19, 2016, and continue to request that you provide an analysis of the realizability of your inventory considering the significance to your current assets and operating cash flows. As noted in your response, inventory turnover decreased from 6 times for the quarter and year ended December 31, 2014 to 5 times for the quarter and year ended December 31, 2015, without any analysis of the factors causing the decrease in turnover. Further, we continue to request that you provide clear disclosure when management is aware of future LIFO layer liquidations that are expected to materially impact your consolidated financial statements rather than obscure, foreshadowing language. Please refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.”

USS3

Securities and Exchange Commission
July 7, 2016

Response:
The primary driver of the decrease in the turnover analytics in the Company’s inventories was a result of a decrease in cost of goods sold. For the twelve months ended December 31, 2015 and the three months ended March 31, 2016 as compared to the twelve months ended December 31, 2014 and the three months March 31, 2015, the cost of goods sold have decreased by 28% and 21%, respectively. This decrease is directly related to the decrease in shipment volumes, specifically in our Flat-Rolled and Tubular segments, which decreased by 24% and 66%, respectively for the twelve months ended December 31, 2015 as compared to December 31, 2014.
For the three months ended March 31, 2016 as compared to the three months ended March 31, 2015, there were decreases in shipment volumes across all of our reportable segments which impacted our inventory turnover analytics. The decreases in volume for our Flat-Rolled, USSE, and Tubular reportable segments when comparing the three months ended March 31, 2016 versus the three months ended March 31, 2015 were 5%, 21% and 60%, respectively. These decreases in the shipment volumes were disclosed on pages 74 and 77 of the Form 10-K and pages 28 and 29 of our quarterly report on Form 10-Q for the period ended March 31, 2016. This has directly resulted in an increase of approximately 12 days in the Company’s ability to turn its inventories.
In our letter dated June 3, 2016, we stated that the key metric for our Lower of Cost or Market (LCM) analysis is based upon management’s internal review of the Company’s LIFO cost versus the current replacement cost. Additionally, any significant LIFO liquidations that could potentially impact the Company and the Company’s ability to appropriately foreshadow such events is dependent upon internal budgeting and forecasting by management, which was not completed at the time the Company filed the Form 10-K. Therefore, we disclosed that we expected changes to our working capital components due to better inventory management.
In future filings with the Commission, we will include enhanced disclosures in the Management’s Discussion and Analysis (MD&A) section which will clearly identify management’s procedures in addressing LCM matters, changes in the inventory turnover analytics and to the extent material, expected LIFO liquidations, based on our latest internal forecast. We will include the following updated disclosures in our MD&A, using the quarter ended March 31, 2016 as a proxy:
“Our key working capital components include accounts receivable and inventory. The accounts receivable and inventory turnover ratios for the three months and twelve months ended March 31, 2016 and 2015 are as follows:

	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
	2016	2015	2016	2015
Accounts Receivable Turnover	2.1	1.8	7.7	8.5
Inventory Turnover	1.3	1.2	5.0	6.0

USS4

Securities and Exchange Commission
July 7, 2016

The decrease in the inventory turnover approximates 12 days for the twelve months ended March 31, 2016 as compared to March 31, 2015 and is primarily due to a decrease in shipment volumes. The last-in, first-out (LIFO) inventory method is the predominant method of inventory costing in the United States. At March 31, 2016 and March 31, 2015, the LIFO method accounted for 82 percent and 81 percent of total inventory values, respectively. In the U.S., management monitors inventory realizability by comparing the LIFO cost of inventory with the replacement cost of inventory. To the extent the replacement cost (i.e., market value) of inventory is lower than the LIFO cost of inventory, management will write the inventory down. As of March 31, 2016 and 2015 the replacement cost of the inventory was higher by approximately $800 million and $900 million, respectively. Additionally, based on the Company’s latest internal forecasts and its inventory requirements, management does not believe there will be significant permanent LIFO liquidations that would impact earnings in future quarters in 2016.”

USSC Retained Interest and Other Related Charges, page F-20

5.	“We have read your responses to comments 15 and 18 in our letter dated May 19, 2016. Please address the following:

•	Please tell us the specific timing of the trial that was to determine the classification and amounts of your secured and unsecured claims of approximately $2.2 billion.

•
Please address why you did not provide any disclosures in your fiscal year 2015 Form 10-K for the additional $121 million loss recognized during the fourth quarter of fiscal year 2015 similar to your disclosures for the other components of the $392 million losses recognized during fiscal year 2015.

•
Please address why there were no disclosures in the Form 10-K alerting the reader to the material differences in the previously reported amounts for SG&A and Losses associated with U.S. Steel Canada Inc. in the fourth quarter of 2015 earnings release.”

Response:
Regarding each of the comments:

•
On September 16, 2014, U. S. Steel Canada (USSC) commenced court-supervised restructuring proceedings under Canada’s Companies’ Creditors Arrangement Act (CCAA) before the Ontario Superior Court of Justice (the Canadian Court). As part of the CCAA proceedings, U. S. Steel submitted secured and unsecured claims of approximately C$2.2 billion which were verified by the court-appointed monitor. U. S. Steel's claims were challenged by a number of interested parties. The trial relating to the classification and amounts of our secured and unsecured USSC claims (Claims Trial) occurred from January 14, 2016 to January 27, 2016. On February 29, 2016, the Canadian Court issued its decision, verifying U. S. Steel’s secured and unsecured claims, allowing U. S. Steel to move forward in the restructuring proceedings under CCAA as a secured creditor. The decision was issued after we had filed the Form 10-K. The interested parties have appealed the determinations of the Canadian Court in connection with the Claims Trial. The overall CCAA proceedings may continue for several years before a final resolution of all claims and matters is determined.

•
While the Claims Trial decision was still pending, management, along with its outside counsel and other advisors, continued to evaluate the likelihood of success at the Claims Trial and the ultimate realizability of our claims. A negative ruling would have significantly impacted U. S. Steel’s

USS5

Securities and Exchange Commission
July 7, 2016

ability to recover its claims in the CCAA proceedings overall. Based on the degree of inherent uncertainty surrounding the Company’s USSC claims, management determined a write-down of the retained interest was warranted. Management determined, and continues to believe, that detailed disclosure of the analysis of the recoverability of our CCAA claims and the related write-down of retained interest would prejudice the Company in the ongoing litigation and proceedings before the Canadian Court and Ontario Court of Appeals.

Instead, to provide transparency regarding the extent of the write-down while eliminating detail not material to investors, management identified the charges related to USSC and the Company’s Retained Interest in the aggregate as a separate line item on the Consolidated Statement of Operations, Consolidated Statement of Cash Flows, and Note 3, Segment Information, with a reference to Notes 4, Deconsolidation of U. S. Steel Canada and other charges, and 5, USSC Retained Interest and Other Related Charges, in we which disclosed the uncertainty of the timing and extent of the recoverability of the Company’s Retained Interest as noted below:

“U. S. Steel’s recoverability involves uncertainties from economic and other events, including changes during the progression of the CCAA proceedings, which are beyond the control of
U. S. Steel that could materially impact the recoverability of our retained interest at December 31, 2015.”

We will include enhanced disclosures in our quarterly report on Form 10-Q for the quarter ending June 30, 2016 related to changes in our USSC Retained Interest as noted below in the following underlined sample disclosure:

“Subsequent to the CCAA proceedings that began on September 16, 2014, U. S. Steel has continued to assess the recoverability of its retained interest in USSC. During the second quarter of 2015, the estimate of the recoverable retained interest was updated as a result of economic conditions impacting the steel industry in North America such as lower prices, elevated levels of imports, the strength of the U.S. dollar and depressed steel company valuations. As a result of our assessment, we recorded a pre-tax charge of approximately $255 million to write-down our retained interest in USSC.

For the fourth quarter of 2015, U. S. Steel further updated the estimated retained interest based upon our continued assessment of the recoverability of our secured and unsecured claims in the CCAA restructuring proceedings. As a result, an additional pre-tax charge was recognized in the fourth quarter, bringing the total charge to $392 million for the fiscal year ended December 31, 2015.
U. S. Steel’s recoverability involves uncertainties from economic and other events, including developments related to the ongoing CCAA proceedings, including the appeal of the decision of the Canadian Court in the Claims Trial, which are beyond the control of U. S. Steel that could materially impact the recoverability of our retained interest.”

•
As the Staff notes, there were differences in the reported amounts for SG&A and Losses associated with U.S. Steel Canada Inc. in the fourth quarter of 2015 earnings release as compared to the Form 10-K. Subsequent to the issuance of the earnings release and the completion of the court proceedings regarding the Claims Trial on January 27, 2016, the Company reassessed its retained interest based on facts known at the time and made updated disclosure in order to provide investors with the most current results. The Company did not view the differences to be material to investors relative to the overall net loss of $1.6 billion reported for the year.

USS6

Securities and Exchange Commission
July 7, 2016

Please contact me (412-433-5394), or, in my absence, Kim Fast, Assistant Corporate Controller (412-433-5572) with any questions. With respect to any legal issues, please contact Arden Phillips, Corporate Secretary & Associate General Counsel (412-433-2890) directly.

Sincerely,
/s/ Colleen M. Darragh
Colleen M. Darragh
Vice President and Controller
cc: David B. Burritt
Kimberly D. Fast
Arden T. Phillips, Esq.

USS7